Exhibit 21.1
SUBSIDIARIES OF CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
(As of December 31, 2018)

Name of Subsidiary	Jurisdiction of Organization
Calumet Operating, LLC	Delaware
Calumet Refining, LLC	Delaware
Calumet Shreveport Refining, LLC	Delaware
Calumet Finance Corp.	Delaware
Calumet Karns City Refining, LLC	Delaware
Calumet Dickinson Refining, LLC	Delaware
Calumet Missouri, LLC	Delaware
Calumet Montana Refining, LLC	Delaware
Calumet San Antonio Refining, LLC	Delaware
Calumet Branded Products, LLC	Delaware
Bel-Ray Company, LLC	Delaware
Bel-Ray Company Pty Limited	Australia
Kurlin Company, LLC	Delaware
Calumet Mexico, LLC	Delaware
Calumet Specialty Oils de Mexico, S. de R.L. de C.V.	Mexico
Calumet Africa Proprietary Limited	South Africa
Calumet Princeton Refining, LLC	Delaware
Calumet Cotton Valley Refining, LLC	Delaware
Calumet Specialty Products Canada, ULC	Canada
Calumet International, Inc.	Delaware